Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16 of

the Securities Exchange Act of 1934

April 2020

Aegon N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s press release, dated April 17, 2020, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aegon N.V.
(Registrant)

Date: April 17, 2020	By	/s/ J.O. van Klinken
J.O. van Klinken
Executive Vice President and
General Counsel

The Hague – April 17, 2020

Aegon announces decision to hold electronic AGM

Today, Aegon announced its decision that its Annual General Meeting of Shareholders (AGM) will only be accessible by electronic means in light of the current circumstances caused by the COVID-19 outbreak.

This decision is based on Aegon’s commitment to take all necessary measures to protect the health and safety of its shareholders, employees and the public. Aegon highly values its relationship with shareholders and therefore regrets that shareholders cannot be physically present during the meeting. In taking this decision, the company anticipates upcoming Dutch legislation that allows for an electronic meeting of shareholders.

Aegon’s AGM is being held on May 15, 2020 at 10:00 a.m. CET. As always, a webcast of the AGM can be followed on www.aegon.com. Today, Aegon published a “Message to Aegon’s shareholders in view of COVID-19” on www.aegon.com, explaining how to participate, ask questions and exercise voting rights.

About Aegon

Aegon’s roots go back 175 years – to the first half of the nineteenth century. Since then, Aegon has grown into an international company, with businesses in more than 20 countries in the Americas, Europe and Asia. Today, Aegon is one of the world’s leading financial services organizations, providing life insurance, pensions and asset management. Aegon’s purpose is to help people achieve a lifetime of financial security. More information on aegon.com.

Contacts
Media relations	Investor relations
Dick Schiethart	Jan Willem Weidema

+31(0) 70 344 8821	+31(0) 70 344 8028
dick.schiethart@aegon.com	janwillem.weidema@aegon.com